MANAGEMENT’S DISCUSSION AND ANALYSIS

January 31, 2017

January 2017 – Alignvest Acquisition Corporation (US GAAP)

ALIGNVEST ACQUISITION CORPORATION

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Alignvest Acquisition Corporation (the “Corporation” or “we” or “us”) is a special purpose acquisition corporation established on May 11, 2015 for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a “Qualifying Acquisition”). On November 1, 2016 we announced our proposed Qualifying Acquisition. We will complete our Qualifying Acquisition using cash from the proceeds of out June 2015 Initial Public Offering (see below).

This Management’s Discussion and Analysis (“MD&A”) has been prepared with an effective date of February 7, 2017 and provides an update on matters discussed in, and should be read in conjunction with the Corporation’s audited financial statements, including the notes thereto, as at April 30, 2016 and for the period from inception of the Corporation on May 11, 2015 to April 30, 2016 (the “2016 Financial Statements”), together with the accompanying MD&A for the period then ended, and with the unaudited condensed interim financial statements of the Corporation as at and for the three and nine months ended January 31, 2017 (the “January 2017 Interim Financial Statements”) all of which have been prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”). All amounts in this MD&A are in Canadian dollars unless otherwise specified. This MD&A contains forward looking statements that are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may vary materially from management’s expectations. See the “Cautionary Note Regarding Forward Looking Statements” section later in this MD&A for further information.

INITIAL PUBLIC OFFERING

On June 24, 2015, the Corporation announced the completion of an initial public offering (the “Offering”) of 22,500,000 Class A restricted voting units (“Class A Restricted Voting Units”) at a price of $10.00 per Class A Restricted Voting Unit for gross proceeds of $225.0 million. Each Class A Restricted Voting Unit consisted of one Class A Restricted Voting Share (“Class A Restricted Voting Share”) and one half of a warrant. Following a Qualifying Acquisition, each Class A Restricted Voting Share that is not redeemed will be automatically converted into one Class B share of the Corporation (“Class B Share”), and accordingly, each whole warrant (a “Warrant”) will entitle the holder thereof to purchase one Class B Share at an exercise price of $11.50, subject to the terms and conditions described in the final prospectus supporting the Offering (the “Prospectus”), for a five-year period following completion of a Qualifying Acquisition.

Concurrent with the completion of the Offering, Alignvest Management Corporation, acting as the sponsor of the Corporation (the “Sponsor”) purchased 740,250 Class B units (“Class B Units”) at an offering price of $10.00 per Class B Unit, for an aggregate purchase price of $7,402,500. Also, each of Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker (collectively with our Sponsor, the “Founders”), purchased 21,150 Class B Units for a purchase price of $10.00 per Class B Unit. Each Class B Unit consisted of one Class B Share and one half of a Warrant. In addition, the Founders collectively purchased 6,701,344 Class B Shares (“Founders’ Shares”) for aggregate proceeds of $25,000.

On July 7, 2015, the underwriters exercised their over-allotment option (“Over-Allotment Option”) in full to purchase an additional 3,375,000 Class A Restricted Voting Units at a price of $10.00 per Class A Restricted Voting Unit. Concurrent with the exercise of the Over-Allotment Option, the Sponsor purchased an additional 73,830 Class B Units and each of the Founders (excluding the Sponsor) purchased an additional 2,109 Class B Units at an offering price of $10.00 per Class B Unit, for aggregate proceeds of $843,750.

The proceeds from the distribution of the Class A Restricted Voting Units, including the proceeds from the exercise of the Over-Allotment Option, amounting to $258.8 million, have been deposited into an escrow account with Equity Financial Trust Company, the escrow agent of the Corporation, and will only be released upon certain prescribed conditions as further described in the Corporation’s Prospectus.

The Corporation’s Class A Restricted Voting Shares currently trade on the Toronto Stock Exchange (“TSX”) under the symbol “AQX.A” and the Warrants trade under the symbol “AQX.WT”.

RECENT DEVELOPMENT

The Acquisition

On November 1, 2016, the Corporation announced that it had entered into a definitive arrangement agreement with Trilogy International Partners LLC (“Trilogy”), to effect a business combination by way of a court approved plan of arrangement. Trilogy is a high growth telecommunications company founded and led by a very experienced management team, with operating assets in New Zealand and Bolivia. The Corporation and Trilogy intend to build a pre-eminent global telecommunications provider with sufficient resources and capital to continue delivering on its stated growth strategy. Both the Corporation and Trilogy believe that this transaction provides investors with an attractive investment opportunity characterized by an industry-leading, world-class management team with a history of creating significant shareholder value; positive long-term trends in each of the company's operating markets; significant organic and accretive growth opportunities; a clear path to meaningfully reduced balance sheet leverage; and a compelling valuation relative to its peers.

On January 24, 2017, the Corporation announced that at the special meeting (the “Meeting”) of shareholders of the Corporation (“Shareholders”), Shareholders voted overwhelmingly to approve the Corporation’s proposed qualifying acquisition.

Based on Trilogy’s expected 2017 Adjusted EBITDA of U.S.$120 million (reflecting its ownership interest in NuevaTel and 2degrees), which is an increase of 18% from expected 2016 Adjusted EBITDA of U.S.$101 million, our aggregate transaction value of U.S.$875 million represents a 7.3x enterprise value / Adjusted EBITDA multiple. Please refer to the investor presentation that is available under AQX’s profile on SEDAR for an Adjusted EBITDA reconciliation.

The following updates have occurred since the announcement of the proposed acquisition:

•

Increased Ownership of 2degrees. Certain minority shareholders of Two Degrees Mobile Limited (“2degrees”), Trilogy’s New Zealand operations, have agreed to exchange their common shares in 2degrees for common shares in TIP. Their participation in the contemplated transaction will increase Trilogy’s ownership stake in 2degrees from 62.9% to 73.2%, subject to certain pre-emptive rights.

•	Nadir Mohamed named Lead Independent Director. Nadir Mohamed (former President and CEO of Rogers Communications Inc.), will act as the Lead Independent Director on the board of TIP.
•

Announcement of Dividend Policy. The Corporation and Trilogy intend to pay a dividend, initially of C$0.02 per common share per year, beginning in the first quarter of 2017. The Trilogy Founders, the Alignvest Founders, and Alignvest Partners have agreed to receive their dividends in the form of additional Trilogy Class C Units or TIP common shares, as applicable, rather than cash. Other eligible shareholders will have a similar right to receive shares as part of a dividend reinvestment plan.

•

Filing of Final Prospectus. In accordance with applicable rules, the Corporation has filed a non-offering final prospectus with the securities regulatory authorities in each of the provinces and territories of Canada in connection with the completion of its qualifying acquisition.

The Corporation has confirmed capital commitments of Cdn.$283 million, net of redemptions, which is both greater than the Corporation’s IPO proceeds of Cdn.$259 million, and well in excess of the U.S.$135 million minimum cash requirement in the Arrangement Agreement. Consequently, there is funding certainty to close its Qualifying Acquisition. 77% of the Corporation’s Class A shareholders chose not to redeem their shares. The remaining 23% that redeemed are more than offset by capital commitments from the Corporation’s private placement of approximately Cdn.$82 million.

On January 26, 2017, the Corporation obtained the final order of the Ontario Superior Court of Justice for the Corporation’s proposed qualifying acquisition. The Arrangement is expected to be completed on or about Tuesday, February 7, 2017. Shortly after the closing date of the transaction, the common shares to be issued under the Arrangement and the amended Alignvest Warrants are expected to be listed and posted for trading on the TSX under symbols “TRL” and “TRL.WT”, respectively. The Corporation is also expected to be renamed “Trilogy International Partners Inc.” and continue under the laws of British Columbia. Completion of the Arrangement is subject to other customary approvals.

RESULTS OF OPERATIONS

For the Three and Nine Months Ended January 31, 2017

During the three months ended January 31, 2017, the Corporation incurred a net loss of $8.3 million, or a loss of $1.39 per share. During the nine months ended January 31, 2017, the Corporation incurred a net loss of $8.2 million, or a loss of $1.38 per share.

Interest Income
Since completion of the Offering, the Corporation’s activity has been limited to the evaluation of business acquisition candidates, and we do not expect to generate any operating revenues until the closing and completion of a Qualifying Acquisition. In the interim, we expect to generate small amounts of non-operating revenue in the form of interest income on cash and investments, including restricted cash and investments held in escrow. Interest income on these investments is not expected to be significant in view of current low interest rates.

During the three months ended January 31, 2017 the Corporation earned interest income of $279,467. During the nine months ended January 31, 2017 the Corporation earned interest income of $918,345.

Operating and General Expenses
The Corporation’s operating and general expenses consist of costs required to maintain its public company status in good standing, and expenses incurred to evaluate and identify companies, businesses, assets or properties for potential acquisition. Operating and general costs were $8,556,300 for the three months ended January 31, 2017. Operating and general costs were $9,121,721 for the nine months ended January 31, 2017.

SELECTED QUARTERLY INFORMATION

	2017	2016	2016	2016	2016	2015	2015
For the three months ended	31-Jan	31-Oct	31-Jul	30-Apr	31-Jan	31-Oct	31-Jul
	$	$	$	$	$	$	$
Interest income	279,467	323,096	315,781	283,461	351,407	401,523	159,596

Operating and general expenses	(8,556,300)	(180,515)	(384,905)	(213,987)	(167,600)	(123,508)	(340,901)
Income tax expense				(95,183)
Net income (loss) attributable to owners of Class B Shares	(8,276,833)	142,581	(69,124)	(25,709)	183,807	278,015	(181,305)

Earnings (loss) per share – basic and diluted	(1.39)	0.02	(0.01)	(0.005)	0.03	0.05	(0.06)

LIQUIDITY AND CAPITAL RESOURCES

As at January 31, 2017, our escrow account consisted of $260.9 million cash. In addition, at January 31, 2017, we had cash of $0.4 million held outside of the escrow account available to fund the working capital requirements of the Corporation.

Selected Balance Sheet Information

	2017	2016	2016	2016	2016	2015	2015
As at	31-Jan	31-Oct	31-Jul	30-Apr	31-Jan	31-Oct	31-Jul
		$	$	$	$	$	$
Restricted cash and investments held in escrow:
Government of Canada Treasury Bills	-	260,584,864	260,261,767	259,945,986	259,662,526	259,311,118	258,909,595
Cash	260,864,332	1	1	1	-	1	1
Total restricted cash and investments held in escrow	260,864,332	260,584,865	260,261,768	259,945,987	259,662,526	259,311,119	258,909,596

Per Class A Restricted Voting Shares subject to redemption	10.08	10.07	10.06	10.05	10.04	10.02	10.01

Cash held outside of the escrow account	432,487	1,324,637	1,497,215	1,792,631	1,913,991	2,110,811	2,199,760

Prior to filing the Prospectus in respect of the Offering, the Corporation’s Founders purchased an aggregate of 6,701,344 Class B Shares for an aggregate purchase price of $25,000. The Offering was completed on June 24, 2015 and generated gross proceeds of $225.0 million before underwriters’ commission and associated expenses. Concurrent with the closing of the Offering, we completed the sale of Class B Units to the Founders, generating proceeds of $8.5 million. On July 7, 2015, the underwriters exercised their Over-Allotment Option in full which generated further proceeds of $33.8 million, before associated underwriters’ commission and expenses. Our Founders subsequently purchased additional Class B Units for gross proceeds of $843,750.

In accordance with the terms of the Prospectus, an aggregate of $258.8 million was deposited into an escrow account and will only be released upon certain prescribed conditions. As at January 31, 2017, investment securities in our escrow account consisted of cash of $260.9 million.

We intend to use substantially all of the funds held in the escrow account, including interest (which interest shall be net of taxes payable and certain expenses) to consummate the proposed Qualifying Acquisition. To complete the transaction, the Corporation intends to use its cash held in escrow, as well as an investment from the Sponsor in the amount of approximately U.S.$21 million. The Corporation has also secured additional capital commitments from third party investors, including Globalive Capital, in the amount of approximately U.S.$40 million. All of these purchases will be for common equity at Cdn.$10.00 per share.

As at January 31, 2017, we had cash held outside of our escrow account of $0.4 million, which is available to fund our working capital requirements, including any further transaction costs that may be incurred. We expect to generate negative cash flow from operating activities in the future until our proposed Qualifying Acquisition is completed and we commence revenue generation. We currently anticipate incurring further expenses for the following purposes:

•	Legal and accounting fees relating to our public company reporting obligations and general corporate matters;
•	Structuring and negotiating the proposed Qualifying Acquisition, including the making of a down payment or the payment of exclusivity or similar fees and expenses; and
•	Other miscellaneous expenses.

Management seeks to ensure that our operational and administrative costs are minimal prior to the completion of the Qualifying Acquisition, with a view to preserving the Corporation’s working capital.

We do not believe that we will need to raise additional funds to meet expenditures required for operating our business until the consummation of our Qualifying Acquisition. We believe that we will have sufficient available funds outside of the escrow account to operate the business. However, we cannot be assured that this will be the case. To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Acquisition, we may seek funding by way of unsecured loans from our Sponsor or from affiliates of our Sponsor, subject to the consent of the TSX, which loans would, unless approved otherwise by the TSX, bear interest at no more than the prime rate plus 1%. Our Sponsor will not have recourse under such loans against the amounts in escrow. Such loans will collectively be subject to a maximum principal amount of $1.0 million in the aggregate and may be repayable in cash following the closing of a Qualifying Acquisition.

Shares and Warrants Issued and Outstanding

As at January 31, 2017
Class A Restricted Voting Shares subject to redemption	25,875,000
Class B Shares	7,631,720
Warrants	13,402,688

RELATED PARTY TRANSACTIONS

The Sponsor has executed a make whole agreement and undertaking in favour of the Corporation, whereby the Sponsor has agreed to indemnify the Corporation in certain limited circumstances where the funds held in escrow are reduced to below $10.00 per Class A Restricted Voting Share.

The Corporation has an administrative services agreement with our Sponsor pursuant to which the Corporation pays our Sponsor a total of $10,000 per month plus applicable taxes, for an initial term of 21 months, subject to possible extension, for certain office space, utilities and administrative support. Upon the earlier of the completion of our Qualifying Acquisition or the Corporation’s winding up, we will cease paying these monthly fees.

There was no remuneration paid to the directors or key management during the three months ended January 31, 2017.

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

The preparation of the Corporation’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and items in net income or loss and the related disclosure of contingent assets and liabilities. Critical accounting estimates represent estimates made by management that are, by their very nature, uncertain. The Corporation evaluates its estimates on an ongoing basis. Such estimates are based on assumptions that the Corporation believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amount of items in net income or loss that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. A summary of the more significant judgments and estimates made by management in the preparation of its financial information is provided in note 3 to the January 2017 Interim Financial Statements.

CONTROLS AND PROCEDURES

The Chief Executive Officer and Chief Financial Officer of the Corporation have assessed the effectiveness of the Corporation’s internal control over financial reporting as at January 31, 2017 based on the criteria set out in the “Internal Control – Integrated Framework (2013)” issued by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that it was effective as of that date. The Chief Executive Officer and Chief Financial Officer have also assessed the effectiveness of disclosure controls and procedures. Based on these assessments, the Chief Executive Officer and Chief Financial Officer concluded that, as at January 31, 2017, the Corporation’s internal control over financial reporting and its disclosure controls and procedures are effective.

MANAGING RISK

Except as otherwise disclosed in this MD&A, there have been no significant changes to the nature and scope of the risks faced by the Corporation as described in the Prospectus, which is available on SEDAR at www.sedar.com. These business risks should be considered by interested parties when evaluating the Corporation’s performance and its outlook.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Alignvest Acquisition Corporation’s public communications may include written or oral forward looking statements. Statements of this type are included in this MD&A, and may be included in other filings with the Canadian regulators, stock exchanges or in other communications. All such statements constitute forward looking information within the meaning of securities law and are made pursuant to the “safe harbour” provisions of applicable securities laws. Forward looking statements may include, but are not limited to, statements about anticipated future events or results including comments with respect to the Corporation’s objectives and priorities for 2017 and beyond, and strategies or further actions with respect to the Corporation, a Qualifying Acquisition, the Corporation’s business operations, financial performance and condition. Forward looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of the Corporation’s management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. The forward looking information contained in this MD&A is presented for the purpose of assisting shareholders in understanding business and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes.

A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward looking statements contained in this MD&A, including, among other factors, those referenced in the section entitled “Risk Factors” in the Corporation’s Prospectus dated June 16, 2015.

Forward looking statements contained in this MD&A are not guarantees of future performance and, while forward looking statements are based on certain assumptions that the Corporation considers reasonable, actual events and results could differ materially from those expressed or implied by forward looking statements made by the Corporation. Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Corporation and not place undue reliance on forward looking statements. Circumstances affecting the Corporation may change rapidly. Except as may be expressly required by applicable law, the Corporation does not undertake any obligation to update publicly or revise any such forward looking statements, whether as a result of new information, future events or otherwise.

INFORMATION CONCERNING ALIGNVEST ACQUISITION CORPORATION

Additional information relating to Alignvest Acquisition Corporation may be found on the Corporation’s website at http://www.alignvestacquisition.com/.

Toronto, Ontario

February 7, 2017